Protective Life Corporation
Post Office Box 2606
Birmingham, AL  35202
205-268-1000

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
205-268-6775
Fax:  205-268-3541
Toll Free 800-866-3555
Email:  steve.walker@protective.com

June 16, 2008

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:  Protective Life Corporation
        Form 10-K for fiscal year ended December 31, 2007
        File No. 001-11339

Dear Mr. Rosenberg:

We would like to revise the date on which we expect to respond to your letter dated May 16, 2008.  We currently anticipate providing our response to you by June 30, 2008.  Should you have any questions you may contact Charles Evers, Vice President of Corporate Accounting at (205) 268-3596 or me at (205) 268-6775.

Sincerely,

/s/ Steven G. Walker
Steven G. Walker
Senior Vice President, Controller
    and Chief Accounting Officer